Jillian Ivey Sidoti, Esq.
34721 Myrtle Court
Winchester, CA 92596
(323) 799-1342
jillian@jilliansidoti.com
www.jilliansidoti.com
CA Bar #244269

August 4, 2010

RE:           Commonwealth Realty Partners, Inc
Form S-11
Originally Filed on December 16, 2009
File No. 333-164986

To whom it may concern,

We hereby request to withdraw our acceleration request for the above referenced file requested for  Friday, July 23, 2010. Accordingly, we are in the process of making appropriate updates to the file and once such updates are complete, will make a new request for acceleration in accordance with Rule 461 under the Securities Act of 1933.

Thank you for your assistance.

Sincerely,

/s/ Jillian Ivey Sidoti
Counsel for Commonwealth Realty Partners, Inc.

du/JIS